SECUR 06004967 ION

RECEIVED FEB 2 8 2006 213 SEC MAIL PROCESSING SECTION WASH. DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Directed Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1475 Dunwoody Drive
(No. and Street)

West Chester (City) PA (State) 19380 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anita Woods (404) 841-6890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, Ste 2800 (Address) Atlanta (City) GA (State) 30308 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 2 8 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anita Woods, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Directed Services, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANET L. WALKER NOTARY EXPIRES GEORGIA JAN. 23, 2007 PUBLIC COBB COUNTY

Signature

CFO / Financial Operations Principal

Title

Notary Public

~~This report~~ ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Directed Services, Inc.
Audited Financial Statement
For the year ended December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

Stockholder and Board of Directors
Directed Services, Inc.

We have audited the accompanying statement of financial condition of Directed Services, Inc. (the Company, a wholly owned subsidiary of Lion Connecticut Holdings, Inc., which is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Directed Services, Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Atlanta, Georgia
February 14, 2006

Ernst & Young LLP

Directed Services, Inc.
Statement of Financial Condition
December 31, 2005
(Dollars in Thousands, Except Share Data)

Assets		
Cash and cash equivalents	$	45,185
Commissions and concessions receivable		3,652
Due from affiliates		17,239
Deferred income tax asset		215
Total assets	$	66,291
Liabilities and stockholder's equity		
Liabilities:		
Investment advisory fees payable	$	6,587
Commissions and concessions payable		2,357
Accounts payable and other accrued expenses		5,950
Due to affiliates, including $751 under tax allocation agreement		8,075
Other liabilities		16
Total liabilities		22,985
Stockholder's equity:		
Common stock (no par value, stated value $150 per share; 200 shares authorized, 100 shares issued and outstanding)		15
Additional paid-in capital		3,969
Retained earnings		39,322
Total stockholder's equity		43,306
Total liabilities and stockholder's equity	$	66,291

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Ownership

Directed Services, Inc. (the Company) operates as a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is also registered as an investment advisor under the Investment Advisors Act of 1940. The Company is engaged primarily in the distribution of variable insurance products. The Company is a wholly owned subsidiary of Lion Connecticut Holdings, Inc. (Parent) which is a wholly owned subsidiary of ING America Insurance Holdings, Inc. (ING AIH). ING AIH is a wholly owned subsidiary of ING Groep N.V. (ING), a global financial services holding company based in The Netherlands.

The Company's securities transactions are limited to variable annuities issued by affiliated companies. The Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

2. Summary of Significant Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Share-Based Payments

In December 2004, the Financial Accounting Standards Board (FASB) issued FAS No. 123 (revised 2004), "Share-Based Payments" (FAS No. 123R), which requires all share-based payments to employees be recognized in the financial statements based upon the fair value. The Company adopted the provisions of FAS No. 123R on January 1, 2005, using the modified-prospective method. Under the modified-prospective method,

(Dollars in Thousands)

compensation cost recognized in 2005 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as January 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of FAS No. 123, "Accounting for Stock-Based Compensation" (FAS No. 123), and (b) compensation cost for all share-based payments granted subsequent to January 1, 2005, based on the grant-date fair value in accordance with the provisions of FAS No. 123R. Results for the prior periods are not restated. Prior to January 1, 2005, the Company applied the intrinsic value-based provisions set forth in APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and related Interpretations, as permitted by FAS No. 123. No stock based employee compensation cost was recognized in the Statement of Operations in 2005, as all options granted during the year had an exercise price equal to market value of the underlying common stock on the grant date. All shares granted during 2005 were those of ING, the Company's ultimate parent.

Commissions and Concessions Receivable

Commissions and concessions receivable are shown at their net realizable value. Uncollectible receivables are charged to operations during the period they are determined to be uncollectible.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2005, the Company had no liabilities subordinated to the claims of general creditors.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. The Company did not have any deferred tax liabilities at December 31, 2005. Significant components of the Company's deferred tax assets at December 31, 2005, are as follows:

Deferred tax assets:		
Pension	$	169
Deferred compensation		46
Total deferred tax asset	$	215

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

The Internal Revenue Services is currently examining ING AIH's tax returns for years 2002 and 2003. Management is not aware of any adjustments as a result of this examination that would have a material impact on the financial statements of the Company.

4. Related Party Transactions

The Company is the investment adviser, transfer agent, and administrator of ING Investors Trust (Trust) (formerly GCG Trust), an affiliate of the Company. The Company and the Trust have a unified fee agreement whereby the Company has overall responsibility to provide all of the services necessary, as defined, for the ordinary operations of the Trust. The Trust pays the Company a monthly fee based on a percentage of average daily net assets, as defined, to cover the Company's management fee and ordinary expenses including, without limitation, the following: portfolio management fees, custody fees, audit fees, ordinary legal fees, registration fees, and other operating expenses. At December 31, 2005, total net fee receivable of $17,225 is included in due from affiliates.

ING USA Annuity and Life Insurance Company (ING USA), ReliaStar Life Insurance Company of New York (RLNY), affiliates of the Company, and the Parent provide certain managerial and supervisory services to the Company. The fee for these services is calculated as a percentage of average assets in the separate accounts.

ING AIH allocates a portion of their general administrative expenses to the Company based on volume, number of personnel, and activity.

The Company acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products issued by ING USA and RLNY, affiliates of the Company.

Amounts reported in the statement of financial condition related to transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

(Dollars in Thousands)

5. Employee Benefit Plan

The employees of the Company are covered by a variety of employee benefit plans (both 401(k) and profit sharing) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2005 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement.

6. Contingencies

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. Although the ultimate outcome of these claims cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material effect on the Company's results of operations or financial condition.

As with many financial services companies, the Company and certain of its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company believes full cooperation has been and is being provided.

The New York Attorney General's office and other regulators are also conducting other broad investigations involving the financial services industry. These initiatives currently focus on, among other things, compensation and other sales incentives, conflicts of interest, anti-competitive activity, marketing practices, and disclosure. It is likely that the scope of these investigations will further broaden before the investigations are concluded. Like other financial services companies, U.S. affiliates of ING have received formal and informal requests in this regard, and are cooperating fully with each request for information.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 10 to 1. At December 31, 2005, the Company had net capital of $21,296 which was $19,764 in excess of its required net capital of $1,532. The Company's ratio of aggregate indebtedness to net capital at December 31, 2005 was 1.08 to 1.